November 22, 2024

Bracebridge Young
Chief Executive Officer
FTAC Emerald Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: FTAC Emerald Acquisition Corp.
           Preliminary Proxy on Schedule 14A
           Filed November 8, 2024
           Revised Preliminary Proxy on Schedule 14A
           Filed November 21, 2024
           File No. 001-41168
Dear Bracebridge Young:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Derick Kauffman